Exhibit 99.14

CONFIDENTIAL – UNDER EMBARGO

Dear Connected Care Leadership Team:

I am excited to share with you that Philips just signed an agreement to acquire BioTelemetry, Inc., a leading remote medical technology company focused on the delivery of health information to improve quality of life and reduce cost of care. Shortly, we will issue a press release and I will share this email with all Connected Care employees [mailing.philips.com].

Once BioTelemetry is a part of Philips at the close of the transaction, it will form a new business in the Connected Care cluster, reporting directly to me. I will share more details on the new business at the close which is a few months away.

In the immediate term, we will operate ‘business as usual.’ Today we are announcing only that Philips and BioTelemetry have reached an agreement for an acquisition; we expect the acquisition closing to take place in the first quarter of 2021, following shareowner approval and other regulatory and transaction requirements. Until then, BioTelemetry and Philips continue to operate as separate businesses. The integration of BioTelemetry into Philips will begin after the acquisition closes.

To help guide the process of integration at close, we have appointed Nick Wilson from Philips to serve as the Business Integration Leader (BIL). Nick will work closely with Jason Herpel at BioTelemetry to ensure smooth and effective collaboration across the teams.

We are now in a critical period between the signing of the agreement and the close of the deal when very strict legal rules governed by U.S. securities laws apply to what we say internally and externally. With this, we cannot post to social media on the topic of the acquisition.

We need to restrict and prohibit all comments, opinions and reactions relating to the transaction publicly on social media including without limitation LinkedIn, Instagram, Twitter and Facebook. The world of social media is changing the way we communicate and it is imperative that you do not post or comment on this deal or anything related to BioTelemetry, their people, their customers or their products.

Looking ahead

With this agreement now signed, internal and external communications will begin tomorrow morning, CET. Linked below you will find copies of a few of the key communications (press release and internal FAQs). The linked documents and their contents should not be distributed; the Communications team will distribute relevant FAQs and talking points as appropriate. Further, Mark Stoffels, our Business Marketing & Sales Leader for Connected Care in North America, will be leading our customer communication efforts with a robust outreach plan.

Kind Regards,

Roy

More information:

•	Read the press release [mailing.philips.com]

•	Read the FAQ [mailing.philips.com]

•	Reference talking points to use in your team discussions [mailing.philips.com]

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.